XOS, INC.
3550 Tyburn Street
Los Angeles, California 90065

June 6, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

RE:	Xos, Inc.
Registration Statement on Form S-3
Filed May 30, 2023
File No. 333-272284

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-272284) (the “Registration Statement”) to become effective on June 8, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp, Rachel Proffitt and Logan Tiari of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Rachel Proffitt at (415) 693-2031 or Logan Tiari at (213) 561-3207.

Very truly yours,

XOS, INC.

By:    /s/ Christen Romero
Name:    Christen Romero
Title:    General Counsel

cc:    David Peinsipp, Cooley LLP
Rachel Proffitt, Cooley LLP
Logan Tiari, Cooley LLP